Holland+Knight

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Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

05011552

SUPPL

RECEIVED SEP 28 2005 198 WASH., D.C. MAIL PROCESSING SECTION

September 28, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, none of which is enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/30

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi
Holland & Knight LLP

3260911_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Revision of Beneficial Ownership Report dated September 5, 2005

2. Insider Report dated September 12, 2005

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

For the month of September 2005, Japan Tobacco Inc. has no English language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Revision of Beneficial Ownership Report dated September 5, 2005

   Art.27-25 of The Securities and Exchange Law of Japan requires a beneficial owner of greater than 5% of voting rights of a listed company to report its shareholding status where certain changes are made in the contents of the previous report. This report, which was flied with the Director of Kanto Local Finance Bureau, shows the change in the Company's stake in Yuki Gosei Kogyo Co., Ltd. from 13.98% to 8.97%.

2. Insider Report dated September 12, 2005

   Art. 163 of The Securities and Exchange Law of Japan requires an "insider", such as a beneficial owner of 10% or more of voting rights of a listed company, to report its trade of the securities of such listed company. This insider report, which was filed with the Director of Kanto Local Finance Bureau, shows the sale of approximately 4% of Yuki Gosei Kogyo stocks by the Company, resulting in 8.97% of its holding ratio of Yuki Gosei Kogyo's stock from 13.98%.

EXHIBIT B

ENGLISH DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.